[FENWICK & WEST LLP LETTERHEAD]

September 14, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Amanda Ravitz, Assistant Director

Brian Cascio, Accounting Branch Chief

Mary Beth Breslin, Senior Attorney

Geoffrey Kruczek, Senior Attorney

Julie Sherman, Senior Accountant

Re:         Adesto Technologies Corporation

Confidential Submission No. 3 to the Draft Registration Statement on Form S-1

Submitted July 21, 2015 (CIK No. 0001395848)

Ladies and Gentlemen:

On behalf of Adesto Technologies Corporation (the “Company”), we are concurrently transmitting herewith the Company’s Registration Statement on Form S-1 (the “Registration Statement”) that was publicly filed with the U.S. Securities and Exchange Commission (the “Commission”) today. In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated July 31, 2015 (the “Letter”) with respect to Confidential Submission No. 3 to the Company’s Draft Registration Statement on Form S-1 that was submitted to the Staff on July 21, 2015 (the “Draft Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Letter. The Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight delivery four copies of the Registration Statement in paper format, marked to show changes from the Draft Registration Statement.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update certain other disclosures, including the inclusion of unaudited interim financial statements as of and for the six months ended June 30, 2014 and 2015.

United States Securities and Exchange Commission

Division of Corporation Finance

September 14, 2015

Dilution, page 38

1.	Your revised disclosure in response to prior comment 5 appears to address only how the percentage of shares owned would change as a result of the exercise of outstanding options and warrants, but not how the total consideration paid would change. Please revise to clarify how the total consideration paid would change.

The Company has revised the Registration Statement on page 39.

Business, page 63

2.	Please disclose the number of “large multinational companies” referenced in your response to prior comment 14.

The Company has revised the Registration Statement on pages 1, 44 and 65.

Inventories, page F-15

3.	We note response to our prior comment 6. We also see the significant fluctuations in your inventory write-downs during the periods presented. Please revise to more specifically discuss the underlying reasons for the reserves and explain the significant fluctuations between periods. Please also provide a further discussion of the reason for the significant write-downs of your CBRAM technology similar to your response and clarify the impact you expect that this will have on future operations.

The Company has revised the Registration Statement on page F-15.

4.	In this regard, we note that your disclosure indicates that inventory write-offs for the three month period ended March 31, 2014 totaled $1.8 million, yet write-offs for the twelve months ended December 31, 2014 totaled only $.8 million. Please provide us a roll forward of your inventory reserves for the year ended December 31, 2014 to clarify the changes during fiscal 2014.

The Company supplementally provides a roll forward of its inventory reserves for the year ended December 31, 2014 below.

United States Securities and Exchange Commission

Division of Corporation Finance

September 14, 2015

	Balance at beginning of period	Charges to cost of goods sold	Reductions in cost of goods sold/reserves	Balance at the end of the period
Inventory reserves:
Three months ended March 31, 2014	$5,356	$1,820	$(110)	$7,066
Three months ended June 30, 2014	$7,066	$892	$(484)	$7,474
Three months ended September 30, 2014	$7,474	$937	$(150)	$8,261
Three months ended December 31, 2014	$8,261	$—	$(2,131)	$6,130

Year ended December 31, 2014	$5,356	$3,649	$(2,875)	$6,130

Exhibits

5.	Consistent with your response to prior comment 19, please file the referenced agreement with Altis Semiconductor and revise your exhibit index accordingly.

The manufacturing agreement with Altis Semiconductor has been filed as Exhibit 10.07 to the Registration Statement.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (415) 875-2479 or, in my absence, Matt Karwoski at (206) 389-4555.

Sincerely,

/s/ William L. Hughes

William L. Hughes

cc:    Via E-mail

Narbeh Derhacobian

Ron Shelton

Mark A. Leahy, Esq.